

September 20, 2010

George L. Lindemann, Chief Executive Officer
Southern Union Company
5444 Westheimer Road
Houston, TX 77056-5306

      **Re:    Southern Union Company**
             **Form 10-K for Fiscal Year Ended December 31, 2009**
             **Filed March 1, 2010**
             **Definitive Proxy Statement filed on Schedule 14A**
             **Filed April 7, 2010**
             **File No. 001-6407**

Dear Mr. Lindemann:

      We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  You should comply with the comments in all future filings, as applicable.  Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2009

Risks that relate to Southern Union, page 16

1. We note your risk factor on page 17 which indicates that credit rating downgrades could increase the Company's borrowing costs if your debt does not maintain an investment grade rating.  In an appropriate place in your annual report, please revise to quantify the impact such a downgrade could have on you.

Definitive Proxy Statement filed on Schedule 14A

Southern Union Company Annual Incentive Plan, page 28

2.  Please explain why Mr. Bond's award, $206,425, was less than his target,
    $275,000, when it appears that all of his associated target opportunities were met
    or exceeded.

Amended Bonus Plan, page 29

3.  We note that you disclose that the eligible executives "had achieved the 2009
    Consolidated Net Income goal and that the strategic, operational and financial
    goals designated for the Eligible Executives had been satisfied."  While you have
    disclosed your 2009 Consolidated Net Income goal, you have not disclosed your
    strategic, operational and financial goals set by the Committee nor do you explain
    what weight is given to each of these goals and as compared to the Consolidated
    Net Income Goal.  Please revise.  Please see Item 402(b)(2)(v) of Regulation S-K.

4.  Please also explain, here or in the accompanying table on page 34, how you
    arrived at the final amount of the awards made to Messrs. Lindemann and
    Herschmann.  Considering the table does not reflect a "Maximum" amount, aside
    from the fact that the Company exceeded the targeted consolidated net income
    goal, it is not clear how you determined the amounts of the awards made to your
    named executive officers.  Please also tell us how you got comfortable
    categorizing the entire amount of the award as a non-equity incentive plan award
    when it appears that you exercised discretion in awarding at least a portion of the
    award.  Refer to Compliance and Disclosure Interpretation 119.02 of Regulation
    S-K, located at our web-site.

Long-Term Incentive Awards, page 29

5.  We note your disclosure, "The long-term incentive awards made in December
    2009 took on a variety of forms, including grants of restricted stock and non-
    statutory options to Messrs. Lindemann and Herschmann and, to other recipients,
    grants of restricted units that will settle in cash and SARs that will ultimately be
    settled in stock."  Please revise your disclosure for each form of long term
    incentive awarded to describe the terms of each award in a manner so a
    stockholder can understand how each award works with a view to explaining why
    you determined to utilize some forms versus others for certain named executive
    officers.  In this regard, we note your indication on page 25 that Hewitt made
    certain recommendations with regard to the value and form of such compensation.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Yong Kim, Staff Accountant at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director